U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                  Form 4

                          STATEMENT OF CHANGES IN
                           BENEFICIAL OWNERSHIP

               Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

     J.R. Simplot Self Declaration of Revocable Trust
     999 Main Street
     Boise, ID  83702

2.  Issuer Name and Ticker or Trading Symbol

     Commonwealth Industries, Inc. (CMIN)

3.  IRS or Social Security Number of Reporting Person
     (Voluntary)

4.  Statement for Month/Year

     4/02

5.  If Amendment, Date of Original (Month/Year)

     N/A

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

     [__]  Director
     [ X]  10% Owner
     [__]  Officer (give title below)
     [__]  Other (specify below)

                 TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                      DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)

     Common Stock

2.  Transaction Date (Month/Day/Year)

     4/12/02
     4/15/02
     4/16/02
     4/17/02

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     4/18/02
     4/19/02

3.  Transaction Code (Instr. 8)

     Code            S

4.  Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount     (A) or (D)     Price

     15,000          D         $7.3667
      8,500          D          7.0341
     26,500          D          7.1081
     30,000          D          7.01
      6,500          D          7.03
     13,500          D          7.00

5.  Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

     2,052,000

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

      D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

                 TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED
       e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code (Instr. 8)

     Code

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

      (A)             (D)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable            Expiration Date

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title               Amount of Number of Shares

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8.  Price of Derivative Security (Instr. 5)

9.  Number of Derivative Securities Beneficially Owned at
     End of Month (Instr. 4)

10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     Explanation of Responses:

Date:  May 7, 2002                     J.R. Simplot
                                       Self-Declaration of Revocable Trust


                                               /s/ J.R. Simplot
                                       By __________________________________
                                           J.R. Simplot, as Trustee